INDOSAT DEPLOYS JAKABARE SUBMARINE CABLE COMMUNICATION SYSTEM

(Java – Kalimantan – Batam – Singapura)

Jakarta, May 4, 2008 – PT Indosat Tbk (Indosat) recently started to deploy a submarine cable system, called  “JAKABARE” project, connecting Indonesia and Singapore. The “JAKABARE” (Java – Kalimantan – Batam – Singapore) Submarine Backbone Network will be over 1,300km and connect  points of Jakarta (Java), Pontianak (Kalimantan), Batam Island and Changi (Singapore).

”JAKABARE submarine cable system is our commitment of 2008 investment to enhance our telecommunication network capacity and quality especially in fulfilling broadband requirements for data and internet services,” said Johnny Swandi Sjam.

The submarine cable system deployment which is expected to be completed in the first half of 2009, will provide capacity of 160Gbit/s up to 640Gbits/s to fulfill broadband requirement in anticipating the growth of data and internet services in Indonesia. This new network will fulfill demand and increase network capacity between Indonesia and Singapore.

“The JAKABARE Submarine Backbone Network will play a very important role in fulfilling the growing demand in broadband market in Indonesia. We hope that it will support the company in providing high quality internet and data communication service and increasing customer satisfaction in data communication,” added Johnny.

The project will be supported by NEC Corporation with 4 landing point in each island which are Tanjung Pakis (Kerawang, West Java), Sungai Kakap (Pontianak, West Kalimantan), Tanjung Bemban (Batam) and Changi (Singapore).

Route Map JAKABARE Submarine Cable

System Capacity:       Initial 160Gbit/s, upgradeable to 1.28Tbit/s

Cable Length:              1,330km

Ready for Service:      June 2009

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat also provides 3.5 G with HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Investor Relations

Telp: 62-21-3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

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